[KIRSCHNER LETTERHEAD]


To the Shareholders of Kirschner Medical Corporation:

        You are cordially invited to attend a Special Meeting of the Shareholders of Kirschner Medical Corporation ("Kirschner") to be held at 10:00 a.m. local time on Friday, November 4, 1994 at Kirschner's headquarters, 9690 Deereco Road, 7th floor, Timonium, Maryland.

        At the Special Meeting, holders of Kirschner's common stock, $.10 par value (the "Kirschner Common Shares"), will be asked to consider, approve and adopt an Agreement and Plan of Merger, as amended (the "Agreement") providing for the merger (the "Merger") of Kirschner with a wholly owned subsidiary of Biomet, Inc. ("Biomet"). If the Agreement is approved and the Merger is consummated, each of Kirschner's shareholders would be entitled to receive $10.75 for each Kirschner share, payable, at the shareholder's election, either in cash, Biomet common shares or a combination of cash and such shares, subject to certain limitations described in the accompanying Proxy Statement/Prospectus.

        After careful consideration of the terms and conditions of the Merger, and after receiving an opinion from Dain Bosworth Incorporated, Kirschner's financial advisor, that the consideration to be paid to the shareholders in the Merger is fair, from a financial point of view, the Kirschner Board of Directors authorized and approved the Agreement and the transactions contemplated thereby. The Board of Directors believes that the Merger, on the terms and conditions described in the accompanying Proxy Statement/Prospectus, is in the best interests of the Kirschner shareholders and therefore recommends that you vote FOR the approval of the Agreement and the related Merger. Biomet currently owns approximately 19% of the outstanding Kirschner Common Shares and intends to vote such shares in favor of the Merger. The directors and officers of Kirschner also intend to vote their shares in favor of the Merger.

        Under applicable provisions of the Delaware General Corporation Law and Kirschner's By-laws, the affirmative vote of the holders of a majority of the outstanding Kirschner Common Shares on the record date is required to approve and adopt the Agreement and authorize the Merger. If the Merger is approved by the shareholders, it is currently anticipated that the Merger will be consummated promptly after the Special Meeting and that a Letter of Transmittal and Form of Election will be mailed to all shareholders of record to use in surrendering their stock certificates. Please do not send in your stock certificates until you receive the Letter of Transmittal which will include instructions as to the procedure to be used in sending in your certificates.

        Details concerning the Merger, including shareholders' rights of appraisal, and other important information appear in the accompanying Proxy Statement/Prospectus which you are urged to read carefully.

        Regardless of the number of shares you own, it is important that you vote. Whether or not you plan to attend the Special Meeting, please sign, date and mail your Proxy in the enclosed postage-paid envelope. If you do attend the Special Meeting you may, of course, withdraw your Proxy should you wish to vote in person.

                            Very truly yours,


                            C. Scott Harrison, M.D.
                            Chairman, President and
                            Chief Executive Officer